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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	33-69996

Commonwealth Income & Growth Fund I

(Exact name of registrant as specified in its charter)
Brandywine One, 2 Christy Drive, Suite 200, Chadds Ford, PA 19317; (610) 594-9600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Units of Limited Partnership Interest

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	0

     Pursuant to the requirements of the Securities Exchange Act of 1934, Commonwealth Income & Growth Fund I has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

COMMONWEALTH INCOME & GROWTH FUND I
Date: April 3, 2007	By:	Commonwealth Income & Growth Fund, Inc., Its General Partner

	By:	/s/ Kimberly A. Springsteen
Kimberly A. Springsteen
Chief Executive Officer